Exhibit 12.1
BROADCOM LIMITED AND BROADCOM CAYMAN L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended
	October 29, 2017	October 30, 2016	November 1, 2015	November 2, 2014	November 3, 2013
	(in millions, except ratio data)
Fixed charges (1):
Interest expense	$430	$549	$169	$96	$1
Capitalized interest	23	17	5	2	—
Amortization of debt issuance costs and accretion of debt discount	24	36	22	14	1
Portion of rental expense representative of interest (2)	84	76	26	14	4
Total fixed charges	$561	$678	$222	$126	$6

Earnings:
Income (loss) from continuing operations before income taxes	$1,825	$(1,107)	$1,467	$342	$568
Fixed charges per above	561	678	222	126	6
Amortization of capitalized interest	1	1	—	—	—
Less: capitalized interest	(23)	(17)	(5)	(2)	—
Total earnings	$2,364	$(445)	$1,684	$466	$574

Deficiency of earnings to fixed charges	—	$(1,123)	—	—	—

Ratio of earnings to fixed charges	4.2	—	7.6	3.7	94.4
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(1)
For purposes of computing this ratio of earnings to fixed charges, "fixed charges" consist of interest expense on all indebtedness plus amortization of debt issuance costs and accretion of debt discount, capitalized interest and an estimate of interest expense within rental expense. "Earnings" consist of income (loss) from continuing operations before income taxes plus fixed charges and amortization of capitalized interest less capitalized interest.

(2)	The Company uses one-third of rental expense as an estimation of the interest factor on its rental expense.